Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel:(905) 569-2265  fax:(905) 569-9231                           Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
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FOR IMMEDIATE RELEASE

           Vasogen Results Presented at the 62nd Annual Meeting of the
                      Society for Investigative Dermatology

Toronto, Ontario, May 15, 2001 -- Vasogen Inc. (TSE: VAS; AMEX: MEW) today announced that results from clinical and preclinical studies of its immune modulation therapy in the treatment of autoimmune disease were presented at the 62nd Annual Meeting of the Society for Investigative Dermatology in Washington, DC. The research was conducted under the direction of Dr. Daniel Sauder, Chief of Dermatology at the University of Toronto, and who is the recently appointed Director of Dermatology at Johns Hopkins University in Baltimore, Maryland.

The research presented at the meeting showed that Vasogen's immune modulation therapy inhibited inflammation in a well-established preclinical model of immune mediated inflammatory skin disease (contact hypersensitivity). Administration of the therapy showed a significant reduction of inflammatory swelling compared to untreated controls (p < 0.05), and a twofold down-regulation of the pro-inflammatory cytokine interferon-gamma (p < 0.05). In addition, new data presented demonstrated a greater than twofold up-regulation of the anti-inflammatory cytokine TGF-beta (p < 0.05). These cytokines play an important role in a number of inflammatory and autoimmune diseases.

Results were also presented from Vasogen's initial clinical trial in psoriasis, which enrolled 20 patients with moderate to severe disease in a double-blind, placebo-controlled study. The trial demonstrated that 50% of patients receiving immune modulation therapy experienced a clinically significant benefit of greater than 40% improvement in maximal Psoriasis Area Severity Index (PASI) score, and 40% had a greater than 50% improvement, double that seen in the placebo group. A 100-patient multi-center clinical trial, designed to study the impact of optimized dosing schedules and provide further information supporting the efficacy of Vasogen's immune modulation therapy, is now underway, with results expected by year-end.

"The data presented demonstrate the ability of Vasogen's immune modulation therapy to regulate a number of key cytokines and provide a compelling rationale for its application to a broad range of inflammatory and autoimmune diseases," said Dr. Sauder. "Based on these important findings concerning the anti-inflammatory mechanisms of immune modulation therapy and the positive results from our initial clinical trial in psoriasis patients, we are now proceeding with a multi-center clinical trial, which is expected to support entry into a pivotal trial for regulatory approval."

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                                                        ...page 2, May 15, 2001


Psoriasis is one of the most common dermatological diseases, occurring in up to two percent of the population worldwide. In psoriasis, T cells release inflammatory mediators that attract other immune cells, which ultimately leads to the abnormal proliferation of epidermal cells. The end result is the characteristic red, scaly patches of psoriasis. Vasogen's immune modulation therapy is designed to target the immune system dysfunction that occurs in psoriasis by beneficially modulating the immune responses that lead to destructive inflammation. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Costs of treatment and care exceed US $3 billion annually.

In addition to psoriasis, Vasogen is developing its immune modulation therapy for a number of other conditions characterized by immune system dysfunction and inflammation, including peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease.

     Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.